

April 29, 2015

Via E-Mail
James Gorman
Chief Executive Officer
Morgan Stanley
1585 Broadway
New York, New York 10036

     Re: **Morgan Stanley**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-11758

Dear Mr. Gorman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Business Segments, page 64

Wealth Management, page 76

1. We note your breakdown of the Investment Management segment assets under management by asset class and accompanying rollforward on page 82. Considering the significance of the fee-based client assets managed within your Wealth Management segment, tell us how you considered providing similar disclosure for the fee-based client assets of $785 billion as of December 31, 2014 in the Wealth Management segment as noted on page 77. As part of your response, please address the following:

   - Please revise your future filings to provide a breakdown of the Wealth Management fee-based client assets, with a reconciling rollforward of the assets within each asset class.

- Please present the rollforwards by each asset class, and separately quantify your <u>gross</u> inflows and outflows, as well as distributions for a realization event, market appreciation/depreciation, and effects of foreign currency changes, if material.
- Please revise your rollforward for the Investment Management segment on page 82 accordingly.
- Disclose the average fee rate by asset class for the assets managed by each segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kevin W. Vaughn, Accountant Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact William Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director